Thomas R. Martin, Esq.
Tel 305.579.0739
thomas.martin@gtlaw.com

April 10, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549-3561

Attn:	Catherine De Lorenzo Dorrie Yale

Re:	Cartesian Growth Corporation III
Amendment No. 2 to Registration Statement on Form S-1
Filed March 21, 2025
Amendment No. 3 to Registration Statement on Form S-1
Filed April 3, 2025
File No. 333-284565

Dear Ms. De Lorenzo and Ms. Yale:

On behalf of Cartesian Growth Corporation III (the “Company”), we are hereby responding to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 7, 2025 (the “Comment Letter”) with respect to the above referenced Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”), filed with the Commission by the Company on March 21, 2025, and Amendment No. 3 to the Registration Statement, filed with the Commission by the Company on April 3, 2025.

The Company is concurrently filing with the Commission this letter and Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects the Company’s response to the comment received by the Staff and certain updated information. For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the response set forth below refer to page numbers in Amendment No. 4. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 4.

Amendment No. 2 to Registration Statement on Form S-1

Exhibits

1.	Please request that Cayman counsel revise its opinion in Exhibit 5.1 to remove inappropriate assumptions. In this regard, for example, we note paragraphs 2.8, 2.10, and 2.12. In addition, we refer to your qualification in paragraph 4.4, which refers to potential obligations pursuant to the memorandum and articles of association. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has provided an updated opinion of Cayman counsel as Exhibit 5.1 to Amendment No. 4.

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U.S. Securities and Exchange Commission
Division of Corporation Finance
April 10, 2025

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (305) 579-0739.

Sincerely,

GREENBERG TRAURIG, P.A.

By:	/s/ Thomas R. Martin, Esq.
Thomas R. Martin, Esq.

cc:	Peter Yu – Chief Executive Officer, Cartesian Growth Corporation III